Exhibit 4.20
PGG Wrightson Subscription Agreement
PGG Wrightson Limited (PGW)
Agria Corporation (Agria)

CONTENTS

INTRODUCTION	1

IT IS AGREED	1

1 INTERPRETATION	1
1.1 Definitions	1
1.2 Interpretation	3

2 CONDITIONS	4
2.1 Conditions	4
2.2 Waiver of Conditions	5
2.3 Time for Fulfilment of Conditions	5
2.4 OIO Condition	5
2.5 Waiver Condition	5
2.6 Information	5
2.7 Failure to Fulfil Conditions	6
2.8 Effect of Termination	6

3 PLACEMENT	6
3.1 Subscription for Placement Shares	6
3.2 Issue of Placement Shares	6
3.3 Announcement	7
3.4 Terms of Issue	7
3.5 Agria’s consent	7

4 OFFER DOCUMENT	7
4.1 Final Form	7
4.2 Material Adverse Provisions	7

5 ENTITLEMENT OFFER	8
5.1 Entitlement Offer	8
5.2 Acceptance of Entitlement Offer	8

6 ISSUE AND SUBSCRIPTION FOR SUPPLEMENTAL SHARES	8
6.1 Supplemental Shares	8
6.2 Limitation in relation to Supplemental Shares	8
6.3 Subscription for Supplemental Shares	8
6.4 Issue of Supplemental Shares	9
6.5 Terms of Supplemental Shares	9

7 PAYMENTS	9
7.1 Immediately Available Funds	9
7.2 Core Acquisition Price	9

8 COMPLIANCE WITH APPLICABLE LAWS	9

9 FUTURE ISSUES	10

10 BOARD REPRESENTATION	10

11 LOCK UP	11
11.1 Restrictions	11
11.2 Exceptions	11

12 REPRESENTATIONS AND WARRANTIES	12
12.1 PGW’s warranties	12
12.2 Agria’s warranties	13

13 EXCLUSIONS AND LIMITATIONS	13
13.1 Warranties qualified	13
13.2 No Warranty	13
13.3 No Claim	13
13.4 Quantum	14
13.5 Time Limit	14
13.6 Each Party Relies on Own Judgment	14
13.7 Exclusion of representations	14

14 ADDITIONAL COVENANTS	14
14.1 No Share issues	14
14.2 Use of funds	14
14.3 CAAS	14

15 TERMINATION	15
15.1 Termination Event	15
15.2 No other right to cancel	15

16 MISCELLANEOUS	15
16.1 Payments Free and Clear	15
16.2 Default Interest	15
16.3 Takeovers Code	16
16.4 Announcements	16
16.5 No Merger	16
16.6 Further Assurances	16
16.7 No Assignment	16
16.8 Specific Performance	17
16.9 Amendment	17
16.10 No Partnership	17
16.11 No Waiver	17
16.12 Severability	17
16.13 Counterparts	17
16.14 Costs	17
16.15 Notices	18
16.16 Governing Law/Jurisdiction	19

EXECUTION	20

APPENDIX 1 — CO-OPERATION AGREEMENT	21
PGG WRIGHTSON SUBSCRIPTION AGREEMENT

pgg wrightson subscription agreement
Date: 16th October 2009
PGG Wrightson Limited a New Zealand incorporated company (PGW)
Agria Corporation a corporation incorporated under the laws of the Cayman Islands, with principal executive offices at Room 706, 7/F, Huantai Building, No. 12A, South Street Zhongguancun, Haidian District, Beijing 100081, People’s Republic of China (Agria)
INTRODUCTION
1	PGW is intending to undertake an equity raising through a combination of a placement of new shares to Agria and an entitlement offer to its shareholders.
2	Agria accordingly has agreed to:
2.1	subscribe for the Placement Shares;

2.2	accept any Entitlement Offer and subscribe for the Entitlement Shares;

2.3	as a linked part of the transactions described in this agreement:
(i)	subscribe for a $35 million convertible redeemable note in PGW; and

(ii)	enter into a co-operation agreement with PGW,
on the terms and conditions set out in this agreement.
3	Agria will seek the opportunity to participate in the sub-underwriting of any Entitlement Offer and/or subscribe for additional ordinary PGW shares, after the equity raising, in each case subject to applicable Takeovers Code restrictions.
IT IS AGREED
1	INTERPRETATION

1.1	Definitions
In this agreement, unless the context otherwise requires:
Agria Holders means Agria, any subsidiary of Agria nominated by Agria under clause 16.7 and any subsidiary of Agria holding Ordinary Shares as a consequence of a transaction permitted by clause 11.2.
Agria Warranties means the warranties given by Agria under clause 12.2.
associate has the same meaning as in the Takeovers Code.
Board means the board of directors of PGW.

pgg wrightson subscription agreement
Business Day means a day (other than Saturday, Sunday or public holiday) on which registered banks are open for business in Auckland.
Conditions means the conditions set out in clause 2.1.
Co-operation Agreement means a co-operation agreement between PGW and Agria in the form attached as Appendix 1.
Draft Offer Document means the draft prospectus for the Entitlement Offer that was provided by PGW’s legal advisers to Agria’s legal advisers at approximately 6.00pm on 15 October 2009.
Entitlement Offer means the pro rata entitlement offer proposed to be undertaken by PGW in accordance with and by way of the Offer Document referred to in clause 4.1.
Entitlement Price means the price per Ordinary Share payable in the Entitlement Offer.
Entitlement Shares means Agria’s full entitlement under the Entitlement Offer.
Highest Non-Agria Holder means the person, not being an Agria Holder, who has a relevant interest in a greater number of Ordinary Shares than any other person (other than the Agria Holders).
Loss means all losses, liabilities, costs, damages and expenses (including legal costs and expenses) of any nature or description.
NZSX means NZX Limited.
Ordinary Shares means ordinary shares in the capital of PGW.
Offer Document means the prospectus for the Entitlement Offer being a simplified disclosure prospectus under the Securities Act 1978.
PGC means Pyne Gould Corporation Limited.
PGW Finance means PGG Wrightson Finance Limited.
PGW Convertible Redeemable Note Agreement means the agreement between Agria or a wholly owned subsidiary of Agria and PGW to be entered into on or before the Placement Date, on the basis of (as a basis for negotiation) the terms set out in a terms sheet to be agreed between the parties.
PGW Group means PGW and its subsidiaries.
PGW Warranties means the warranties given by PGW under clause 12.1.
Placement means the issue of the Placement Shares to Agria.

pgg wrightson subscription agreement
Placement Date means the first Business Day after all Conditions (other than clause 2.1(c)) are satisfied.
Placement Price means the price set out in clause 3.1(b).
Placement Shares means 41,100,000 Ordinary Shares.
Relevant interest has the same meaning as in the Securities Markets Act 1988.
Share means a share in the capital of PGW of whatever class, any security convertible or exchangeable into such a share and any other right, interest or entitlement to subscribe for or obtain any such a share or security.
Strategic Investor means any person whose business includes, in any material respect, the provision of agricultural services and solutions (“Agri-Solutions Provider”) or any person who, to the knowledge of PGW, would be investing in PGW with a view to becoming an Agri-Solutions Provider itself, or an associate of any such person;
Supplemental Placement Date means (if applicable) the date three Business Days after all Ordinary Shares have been issued under the Entitlement Offer (including all shares issued to the Underwriters and sub-underwriters).
Supplemental Shares means (if applicable) the Ordinary Shares to be issued to Agria in accordance with clause 6.1.
Takeovers Code means the Takeovers Code set out in the Takeovers Code Approval Order 2000, as amended from time to time.
Underwrite Agreement means an underwrite agreement to be entered into between PGW and the Underwriters for the underwriting in full of the Entitlement Offer.
Underwriters means First NZ Capital Securities Limited and UBS New Zealand Limited.
voting rights has the same meaning as in the Takeovers Code.
1.2	Interpretation
In this agreement, unless the context otherwise requires:
(a)	headings are inserted for convenience only and shall be ignored in construing this agreement;

(b)	the singular includes the plural and vice versa;

(c)	reference to a clause, sub-clause, schedule, appendix or a party is a reference to that clause, sub-clause, schedule, appendix or party in or to this agreement unless stated otherwise;

pgg wrightson subscription agreement
(d)	reference to any legislation or to any provision of any legislation (including regulations and orders) includes that legislation or provision as from time to time amended, re-enacted or substituted and any statutory instruments, regulations or orders issued under such legislation or provision;

(e)	all amounts payable pursuant to this agreement shall be paid in New Zealand Dollars, unless expressly agreed otherwise, and all references to “Dollars” and “$” shall refer to New Zealand Dollars;

(f)	references to dates and times are to New Zealand dates and times; and

(g)	reference to a person or entity includes an individual, partnership, corporation, company, association, joint stock company, trust, joint venture, unincorporated organisation and governmental entity or any department, agency or political subdivision thereof, and any other entity, whether or not incorporated and whether or not having a separate legal personality.
2	CONDITIONS
2.1	Conditions
The completion of the transactions set out in this agreement is conditional on:
(a)	Receipt by Agria, on terms which are acceptable to Agria acting reasonably, of all consents required under the Overseas Investment Act 2005 for the implementation of this agreement, prior to the Placement Date;
(b)	PGW entering into an Underwrite Agreement with the Underwriters in relation to any Entitlement Offer;
(c)	PGW not, during the period from the date of this agreement to the Placement Date, without the approval of Agria (not to be unreasonably or arbitrarily withheld or delayed):
(i)	entering into any transaction involving the acquisition or disposal of an asset or the incurring of an obligation in either case in excess of $30 million; or
(ii)	issuing any Shares, or declaring or making any distribution, other than as contemplated by this agreement;
(d)	Agria not validly issuing notice pursuant to clause 4.2(a), in respect of the final Offer Document;
(e)	Agria being satisfied (acting reasonably) that sufficient funds will be raised from the Entitlement Offer and other sources to enable PGW to fully repay its amortising debt facility due for repayment by no later than 31 March 2010;
(f)	Receipt by PGW of waivers from the NZSX necessary to permit PGW to enter into the transactions described in this agreement without the necessity of obtaining shareholder approval to or for them (or any of them).

pgg wrightson subscription agreement
2.2	Waiver of Conditions
The Conditions in clauses 2.1(a), (b) and (f) are inserted for the benefit of PGW and Agria and may only be waived by written agreement of both parties. The other Conditions are inserted for the benefit of Agria, who may waive any of those Conditions by giving written notice to PGW.
2.3	Time for Fulfilment of Conditions
Each of the conditions set out in clause 2.1 must be fulfilled by midnight on 27 November 2009 (or such later date as the Parties may agree in writing) unless the terms of that Condition require it be fulfilled as at the Placement Date in which case it must be fulfilled immediately prior to completion of the Placement on the Placement Date.
2.4	OIO Condition
In relation to the Condition contained in clause 2.1(a):
(a)	Agria must use its reasonable commercial endeavours to ensure that the Condition is satisfied as soon as possible;

(b)	Agria and PGW must cooperate with each other in approaching the Overseas Investment Office and any other third parties for the purposes of satisfying that Condition and provide all reasonable assistance to the other as is necessary to satisfy that Condition;

(c)	Agria must file all notices and applications for approval necessary to apply for the consents referred to in clause 2.1(a) and must:
(i)	consult with, and provide information to, PGW concerning any proposed approach by Agria to the Overseas Investment Office and any other third parties and on the content of any such application for approval and all related material correspondence; and
(ii)	allow PGW the opportunity to be present at any meetings with the Overseas Investment Office and any other third parties.
2.5	Waiver Condition
In relation to the Condition contained in clause 2.1 (f), PGW must use its reasonable commercial endeavours to ensure that the Condition is satisfied as soon as possible and consult with, and provide information to, Agria concerning any approach by PGW to NZSX, and on the content of any such application for approval and all related material correspondence.
2.6	Information
The parties will each, from time to time, on request from the other keep the other informed as to progress in procuring satisfaction of the Conditions. Each party will notify the other promptly if they become aware of any information material to satisfaction of any of the Conditions.

pgg wrightson subscription agreement
2.7	Failure to Fulfil Conditions
If any Condition is not fulfilled, or waived, before the time at which it is required to be fulfilled then this agreement shall be terminable at the election of either party by notice in writing to the other.
2.8	Effect of Termination
If this agreement is terminated under clause 2.6, then no party shall have any claim on the other except that each party will retain any rights it has against any other party in connection with any breach of this agreement that has arisen before termination.
3	PLACEMENT

3.1	Subscription for Placement Shares
No later than 2pm on the Placement Date Agria will:
(a)	subscribe for the Placement Shares for the placement price on the terms set out in this agreement;
(b) pay to PGW $36,168,000 (being the placement price for the Placement Shares);
(c)	deliver to PGW a counterpart copy of the Co-operation Agreement duly executed by Agria; and
(d)	deliver to PGW a counterpart copy of the PGW Convertible Redeemable Note Agreement executed by Agria (or its wholly owned subsidiary) and comply with all of its completion requirements under the PGW Convertible Redeemable Note Agreement
3.2	Issue of Placement Shares
Contemporaneously with Agria complying with its obligations under clause 3.1, PGW will:
(a)	issue the Placement Shares to Agria or its nominee under clause 16.7 on the terms set out in this agreement and procure the entry of such issue on its share register;
(b)	deliver to Agria a counterpart copy of the Co-operation Agreement duly executed by PGW; and
(c)	deliver to Agria a counterpart copy of the PGW Convertible Redeemable Note Agreement executed by PGW and comply with all of its completion requirements under the PGW Convertible Redeemable Note Agreement.

pgg wrightson subscription agreement
3.3	Announcement
Immediately following completion of the obligations contemplated by clauses 3.1 and 3.2, PGW and Agria will make a joint announcement of the transactions contemplated by this agreement in the form agreed, acting reasonably.
3.4	Terms of Issue
The Placement Shares will be issued on the terms set out in this agreement, free of all encumbrances and ranking pari passu with all existing Ordinary Shares, on a “cum rights” basis in respect of the Entitlement Offer (meaning that Agria will be eligible to participate in the Entitlement Offer in respect of the Placement Shares).
3.5	Agria’s consent
Agria consents to being the holder of the Placement Shares, the Entitlement Shares and any other Shares to be issued to it under this agreement, and its name, or the name of its nominee under clause 16.7, being entered in PGW’s register of members in respect of those shares and agrees that it will take such shares with the benefit of the rights and subject to the restrictions contained in this agreement and PGW’s constitution from time to time.
4	OFFER DOCUMENT
4.1	Final Form
PGW will provide Agria with the final form of the Offer Document by no later than 5.00pm on the second Business Day before the Placement Date by sending it to Agria’s legal advisers by or as an attachment to an email to the following email addresses:
michael.pollard@simpsongrierson.com
don.holborow@simpsongrierson.com
The Offer Document provided under this clause must be marked up to show the changes to the Draft Offer Document.
4.2	Material Adverse Provisions
If the Offer Document provided by PGW under clause 4.1 contains, or refers to, any information that was not included or referred to, in the Draft Offer Document, or amends any information (including a deletion) in the Draft Offer Document, and that information (or amendment) constitutes information that is materially adverse to the PGW Group taken as a whole, Agria will have a right to terminate this agreement as follows:
(a)	if Agria exercises that right to terminate it must do so by a written notice to PGW which is received by PGW before 9am (time being of the essence) on the Business Day after the final form of Offer Document was provided to Agria under clause 4.1; and
(b)	if Agria does not provide such a notice under clause 4.2(a), Agria’s termination right under this clause shall lapse.

pgg wrightson subscription agreement
5	ENTITLEMENT OFFER

5.1	Entitlement Offer
PGW undertakes to make any Entitlement Offer not earlier than one day after and no later than 5 Business Days after the Placement Date.
5.2	Acceptance of Entitlement Offer
As soon as practicable, and in any event not later than two Business Days after receipt of its letter of entitlement under the Entitlement Offer, Agria or its nominee under clause 16.7 will accept the Entitlement Offer for all of the Entitlement Shares and pay the entitlement price in accordance with the terms of the Offer Document.
5.3	Participation in Sub-underwriting
PGW will use all reasonable commercial endeavours to ensure that Agria is provided with the opportunity (by way of an offer from the Underwriters which is capable of acceptance by Agria, acting reasonably) to participate in sub-underwriting of the Entitlement Offer such that Agria will, if it takes up that opportunity, have a priority allocation of any shortfall in the Entitlement Offer, subject to applicable Takeovers Code restrictions.
6	ISSUE AND SUBSCRIPTION FOR SUPPLEMENTAL SHARES
6.1	Supplemental Shares
If, after the issue of the Placement Shares, the Entitlement Shares, and any shares acquired by Agria Holders under the arrangements contemplated by clause 5.3 or otherwise, Agria (and associates) is able to acquire additional voting rights in PGW, then, on the Supplemental Placement Date and subject to the limitation set out in clause 6.2, Agria will be entitled to require PGW to issue to Agria additional ordinary shares in PGW, on the terms set out in this clause 6. This entitlement, or any similar entitlement to supplemental issuance, shall not be made available to any other person during the period to which this agreement relates.
6.2	Limitation in relation to Supplemental Shares
PGW shall not issue, and Agria shall not subscribe for, any of the Supplemental Shares if and to the extent that such issue would cause Agria (and associates) to breach the requirements of the Takeovers Code.
6.3	Subscription for Supplemental Shares
Agria must, on the Supplemental Placement Date:
(a)	subscribe for the Supplemental Shares; and
(b)	pay PGW for the Supplemental Shares at an issue price per share equal to the aggregate of the Entitlement Price and the lesser of (i) NZ$0.05 per Ordinary Share or (ii) the price per right determined pursuant to the proposed book build process to be run by the Underwriters to sell to institutional and other investors certain rights renounced in the Entitlement Offer.

pgg wrightson subscription agreement
6.4	Issue of Supplemental Shares

Upon payment by Agria of the issue price for any Supplemental Shares under clause 6.3(b), PGW must issue the Supplemental Shares to Agria or its nominee under clause 16.7 and procure the entry of such issue on its share register.

6.5	Terms of Supplemental Shares

The Supplemental Shares will be issued free of all encumbrances and ranking pari passu with all existing Ordinary Shares.

7	PAYMENTS

7.1	Immediately Available Funds

(a)	Payments in Immediately Available Funds

All payments under this agreement, with the exception of payments due under clause 5.2 for the Entitlement Shares (which shall instead be paid in accordance with that clause), must be made in immediately available funds before 3.00pm on the due date for payment to the account notified under clause 7.1(b).

(b)	Bank Account

The recipient of any payment under this agreement must notify the payer of the bank account into which the payment is to be made not later than two Business Days prior to the date that payment is to be received.

7.2	Core Acquisition Price

(a)	No Capitalised Interest

The parties agree that the purchase price payable for any property under this agreement does not include any capitalised interest and that the Placement Price, the Entitlement Price (if applicable) and the price payable for any Supplemental Shares are, respectively, the “lowest price” for the purposes of Section EW 32(3) of the Income Tax Act 2007 (NZ).

(b)	Computation of Taxable Income

The parties agree that they will compute their taxable income for the relevant period on the basis that the purchase price payable for any property under this agreement includes no capitalised interest and they will file their tax returns accordingly.

(c)	Trust of Issuance Money

Any money paid by Agria under this agreement for the issue of Ordinary Shares will be held on trust for Agria by PGW until such time as the relevant shares are issued or the money is repaid to Agria in full.

8	COMPLIANCE WITH APPLICABLE LAWS

The parties will at all times comply with all laws, regulations and applicable listing rules in respect of the transactions contemplated by this agreement. Without limiting the foregoing, Agria will, upon the issue of any Shares under or in accordance with this agreement, immediately lodge all necessary substantial security holder notices as may be required by the Securities Markets Act 1988.

pgg wrightson subscription agreement
9	FUTURE ISSUES
PGW covenants that at any time and for so long as Agria Holders hold not less than 15% of the Ordinary Shares on issue, it will:
(a)	Provide the Agria Holders with the opportunity to participate in any non pro-rata issue of Ordinary Shares undertaken by PGW on a basis which, if they subscribed for all such Ordinary Shares, would maintain their proportional interest in Ordinary Shares immediately before the non pro-rata issue, on the same terms as other participants provided that this will not apply in relation to any issue to employees or directors under Listing Rules 7.3.6 or 7.3.7, or pursuant to Listing Rule 7.3.11(e).
(b)	Not undertake any material placement which results or may result in a Strategic Investor or any associate (within the meaning of the Takeovers Code, in relation to PGW) of a Strategic Investor:
(i)	having a relevant interest (measured disregarding section 6 of the Securities Markets Act 1988) in more than 5% of the Ordinary Shares on issue at any time; or
(ii)	increasing the percentage of Ordinary Shares in which such a relevant interest is held, if such a relevant interest in more than 5% of the Ordinary Shares on issue is already held, without Agria’s consent (not to be unreasonably withheld).
10	BOARD REPRESENTATION
At any time after completion of allotment of the Entitlement Shares, in accordance with clause 5, Agria will be entitled to nominate up to two Board members, and PGW will convene a meeting of the Board to be held within 10 Business Days of receipt of such nomination at which it is resolved to appoint such two directors (except where the relevant representative is manifestly unsuitable in the circumstances and this is notified to Agria at least 5 Business Days prior to the Board meeting in which case Agria may nominate another director or directors to be appointed at that meeting).
Agria acknowledges that any such appointee will retire at the next annual meeting of PGW shareholders and will be eligible for re-election.
Following completion of allotment of the Entitlement Shares, and provided that Agria Holders hold not less than 15% of the Ordinary Shares on issue, PGW will use all reasonable endeavours to ensure that up to two Agria nominees are appointed to and remain on the Board (and to that end PGW will support the nomination and election or re-election of any such Agria nominee).

pgg wrightson subscription agreement
At any time that Agria does not have a nominee appointed to the Board it will be entitled to one observer to attend Board meetings.
11	LOCK UP

11.1	Restrictions
Subject to clause 11.2, at any time and for so long as the number of Ordinary Shares held by Agria Holders exceeds the number of Ordinary Shares in which the Highest Non-Agria Holder has a relevant interest during the period from the date of this agreement until the date three years following the date on which the Entitlement Shares are issued to Agria, Agria will not (and will procure that Agria Holders do not):
(a)	sell, transfer or otherwise dispose of the legal or beneficial ownership of any Ordinary Shares held by it;
(b)	pass control of any voting rights attached to any Ordinary Shares held by it to any other person; or
(c)	agree to do (including by way of omission) any of the above.
11.2	Exceptions
The provisions of clause 11.1:
(a)	do not prevent Agria (or an Agria Holder) from:
(i)	selling, transferring or otherwise disposing of Ordinary Shares:
(A)	with the prior written consent of the Board;

(B)	to a wholly owned subsidiary of Agria, provided that such assignee has agreed (in a form acceptable to the Board) to transfer such Ordinary Shares back to Agria or another wholly owned subsidiary of Agria if it ceases to be a wholly owned subsidiary of Agria; or

(C)	in connection with the acceptance of an offer for Shares made in accordance with the Takeovers Code (or providing an undertaking to accept such an offer);
(ii)	granting a security interest (as defined in the Personal Property Securities Act 1999) over Ordinary Shares in relation to a bona fide transaction for the lending of money or the provision of financial services ( provided that the holder of that security interest has provided an undertaking, in a form satisfactory to PGW, acting reasonably, to on any enforcement of such security be bound by and comply with the relevant surviving terms of this Agreement imposing obligations on Agria in respect of Ordinary Shares held by it) ;

pgg wrightson subscription agreement
(iii)	appointing any person as a proxy or voting representative to vote at a meeting of holders of Ordinary Shares;
(iv)	selling, transferring or otherwise disposing of Ordinary Shares:
(A)	pursuant to a merger, amalgamation, scheme of arrangement, restructuring or similar transaction involving PGW; or

(B)	where required by law or any competent authority;
(b)	cease to apply if:
(i)	two Agria nominees are offered for election to the Board at an annual meeting of PGW shareholders and neither of those representatives are elected to the Board; or
(ii)	another party becomes, at any time after completion of the Entitlement Offer, the holder of a greater number of Shares in PGW than Agria (together with any transferee of Agria) holds at that time.
12	REPRESENTATIONS AND WARRANTIES

12.1	PGW’s warranties
PGW hereby represents and warrants to Agria that:
(a)	It is duly authorised and empowered to execute, enter into and perform this Agreement.
(b)	As at the date of this agreement PGW’s share capital consists of 315,815,616 Ordinary Shares.
(c)	PGW’s audited financial statements as at 30 June 2009 comply (in accordance with the policies disclosed therein) with the applicable requirements of the Financial Reporting Act 1993.
(d)	All written information and answers to questions provided by or on behalf of PGW to Agria or Agria’s advisers and representatives is materially correct and not materially misleading, whether by omission or otherwise.
(e)	Upon and immediately following the publication of the OfferDocument, there will be no undisclosed “Material Information” (as that term is defined in the Listing Rules).
(f)	The final form of the Offer Document will comply in all material respects with the Securities Act 1978 and other applicable laws and will not contain any statement which is untrue within the meaning of that Act or which is likely to deceive, mislead or confuse in any particular which is material to the Offer or otherwise fails to refer or give proper emphasis to adverse circumstances.

pgg wrightson subscription agreement
12.2	Agria’s warranties
Agria hereby represents and warrants to PGW that:
(a)	Agria has the financial resources to complete the transactions contemplated by this agreement.
(b)	Except as disclosed to any Board member or officer of PGW:
(i)	Agria’s audited financial statements as at 31 December 2007 comply with the applicable US reporting requirements and applicable US securities laws.
(ii)	all written information and answers to questions provided by or on behalf of Agria to PGW or PGW’s advisers and representatives is materially correct and not materially misleading, whether by omission or otherwise.
(iii)	Agria is in compliance with its continuous disclosure obligations under applicable NYSE Listing Rules and is not relying on any exceptions or other provisions contained therein permitting non disclosure of price sensitive or other material information in respect of Agria.
13	EXCLUSIONS AND LIMITATIONS

13.1	Warranties qualified
The PGW Warranties and the Agria Warranties are given subject to, and are qualified by, the following matters:
13.2	No Warranty
No PGW Warranty or Agria Warranty is given regarding information that is an assumption, opinion, assessment, expectation, prediction, estimate, projection or forecast.
13.3	No Claim
Neither party will be liable to the other party for any claim under this agreement to the extent that:
(a)	the relevant circumstance or Loss, arises from, or is attributable to:
(i)	a change in, or change in implementation or interpretation of, accounting policies, or law or regulation or governmental or local authority policy, taking effect after the date of this agreement; or
(ii)	any act or omission of the other party after the Entitlement Offer is completed; or
(b)	the other party makes a taxation saving in respect of the relevant event, circumstance, Loss, liability, cost or expense.

pgg wrightson subscription agreement
13.4	Quantum
Neither party has liability for any claim made by the other party under this agreement unless the amount of that claim:
(a)	exceeds $1,000,000; and
(b)	when aggregated with other claims for which a party is liable under this agreement exceeds $5,000,000.
13.5	Time Limit
A party has no liability for any claim under this agreement unless the relevant claim is notified to that party by the other party in writing by the date which is 20 months after the date of this agreement.
13.6	Each Party Relies on Own Judgment
Each party, acting with the benefit of independent professional advice, has entered into this agreement in reliance solely on its own judgment and independent inquiry and investigations to the extent that it has considered appropriate and not in reliance on any statements, warranties or representations (including as to future prospects) made by or on behalf of the other party, except for the relevant warranties in this agreement. Neither party nor any of its representatives accept any duty of care to the other party in respect of any information provided to that other party or its representatives.
13.7	Exclusion of representations
Except for the PGW Warranties and the Agria Warranties, as applicable (subject to the limitations in this clause), all express or implied or other representations or warranties of each party, in relation to the transactions evidenced by this agreement, are hereby expressly excluded to the maximum extent permitted by law.
14	ADDITIONAL COVENANTS

14.1	No Share issues
PGW will not undertake, or enter into any agreement to undertake, any transaction, Share issue or distribution of the nature set out in clause 2.1(c) before the earlier of the date that the Entitlement Issue is completed, or termination of this agreement.
14.2	Use of funds
All funds raised by PGW from the Placement, the Entitlement Offer and any issue of Supplemental Shares shall be used by PGW solely to pay costs associated with these transactions and to pay down senior debt of PGW existing as at the date of this agreement, and will be applied to debt due for repayment within one year of the date of this agreement in priority to all other debt.
14.3	CAAS
Agria undertakes that it will promptly following execution of this agreement subscribe and pay for RMB 12,500,000 of shares in the Chinese Academy of Agricultural Sciences (“CAAS”), in accordance with and pursuant to the terms of the subscription agreement dated 9 September 2009 between Agria and CAAS.

pgg wrightson subscription agreement
15	TERMINATION

15.1	Termination Event
This agreement may be terminated by either party (the Non-Defaulting Party) by written notice to the other party (the Defaulting Party) if the Defaulting Party commits or is or becomes subject to any of the following events:
(a)	the Defaulting Party goes into liquidation or voluntary administration (other than a voluntary liquidation for the purpose of reconstruction or amalgamation on terms previously approved by the Non-Defaulting Party);
(b)	a receiver, receiver and manager or administrator is appointed in respect of any of the assets of the Defaulting Party;
(c)	an application is made to a court or a meeting is called for the purposes of instigating or considering proceedings intended to achieve a result described in sub-clause (a) or (b) (unless the Defaulting Party satisfies the Non-Defaulting Party in its reasonable opinion that the application or call for meeting is frivolous or vexatious);
(d)	the Defaulting Party ceases to be able to pay its debts as they come due;
(e)	the Defaulting Party enters into any arrangement or composition with its creditors generally (other than with the prior consent of the Non-Defaulting Party);
(f)	the Defaulting Party is declared to be at risk or a statutory manager of the Defaulting Party is appointed under the Corporations (Investigation & Management) Act 1989; or
(g)	the Defaulting Party commits a material breach of this agreement and (if the breach is capable of remedy) fails to remedy the breach within 15 Business Days after receipt of written notice from the Non-Defaulting Party requiring it to remedy the breach.
15.2	No other right to cancel

Neither party may cancel or terminate this agreement (including for breach of warranty) except pursuant to clause 2.7 or 15.1.

16	MISCELLANEOUS

16.1	Payments Free and Clear

All payments made under this agreement will be free of set off, withholding or deduction except as required by law and made in cleared funds immediately available for disbursement.

16.2	Default Interest

If for any reason, other than the default of the other party, a party fails to pay any sum payable under this agreement on the date it is due, then (without prejudice to any other rights or remedies) it will pay interest to the recipient party at the rate of 10% per annum on the unpaid amount calculated on a daily basis from the due date until payment.

pgg wrightson subscription agreement
16.3	Takeovers Code
Notwithstanding anything else in this agreement, PGW will not be required to issue any Shares to any person where such issue would, or may, result in PGW or any Agria Holder breaching the Takeovers Code.
16.4	Announcements
The parties will not make any announcement or disclosure regarding this agreement or its subject matter and no party may disclose to any other person (who is not a party or a related company or a representative of a party) any information relating or referring to the transactions contemplated by this agreement except:
(a)	with the prior written consent of the other parties;
(b)	where disclosure is required by law or the listing rules of any relevant stock exchange or is made in compliance with the order of any Court of competent jurisdiction, in which case the party which is required to make that disclosure will provide the other party an opportunity to comment on the form and content of that disclosure.
The parties agree co-operate with each other in meeting their respective disclosure obligations to various stock exchanges on an ongoing basis. Where possible, there will be consultation regarding material announcements, and all announcements made by a party to any stock exchange will be copied to the other party immediately upon release.
16.5	No Merger
The agreements, obligations, warranties and undertakings of the parties are not to merge with the completion of any aspect of this agreement, but (to the extent that they have not then been completed) remain enforceable to the fullest extent notwithstanding any rule of law to the contrary.
16.6	Further Assurances
Each of the parties agrees to execute and deliver any documents, including transfers of title, and to do all things as may reasonably be required by the other party or parties to obtain the full benefit of this agreement according to its true intent.
16.7	No Assignment
No party may transfer, assign, create any encumbrance over or deal in any manner with the benefit or burden of this agreement without first obtaining the written consent of the other party or parties, such consent not to be unreasonably withheld except that Agria may nominate, by not less than one Business Day’s notice to PGW, a wholly owned subsidiary to be issued with the Placement Shares, the Entitlement Shares and any Supplemental Shares provided that:
(a)	any such nomination will not release Agria from any of its obligations under this agreement; and
(b)	Agria must ensure that the nominee does not breach any of Agria’s obligations under this agreement.

pgg wrightson subscription agreement
16.8	Specific Performance

Damages alone will be an inadequate remedy for breach by either party of its obligations under this agreement and the appropriate remedies for any such breach shall include, at the election of non defaulting party, orders for specific performance, injunctive relief and/or damages.

16.9	Amendment

No amendment to this agreement shall be effective unless it is in writing and signed by all the parties.

16.10	No Partnership

Nothing in this agreement or in the relationship between the parties will be construed as:
(a)	creating a partnership or any fiduciary relationship between the parties;
(b)	giving any party any of the rights, or subjecting any party to any of the liabilities, of a partner; or
(c)	otherwise constituting any party as the representative or agent of any other party for any purpose whatever.
16.11	No Waiver

A waiver of any provision of this agreement will not be effective unless given in writing, and then it will only be effective to the extent that it is expressly stated to be given. No failure, delay or indulgence by any party in exercising any power or right conferred on that party by this agreement operates as a waiver of such power or right. No single exercise of any such power or right precludes further exercises of that power or right or the exercise of any other power or right under this agreement.

16.12	Severability

If any part of this agreement is held by any court or administrative body of competent jurisdiction to be illegal, void or unenforceable, that determination will not impair the enforceability of the remaining parts of this agreement which will remain in full force.

16.13	Counterparts

This agreement may be executed in any number of counterparts. Once each party has executed a counterpart, and each of the other parties has received a copy of the signed counterpart, that counterpart will be deemed to be as valid and binding on the party executing it as if it had been executed by all the parties.

16.14	Costs

Except as otherwise provided in this agreement, the parties will meet their own costs relating to the negotiation, preparation and completion of this agreement.

pgg wrightson subscription agreement
16.15	Notices
(a)	All notices, demands or other communications to be given or delivered under or by reason of the provisions of this agreement shall be in writing and shall be deemed to have been given when delivered to the recipient by courier service, mail service or otherwise or upon confirmation of receipt when sent via facsimile to the recipient. Such notices, demands and other communications shall be sent to the parties at the address indicated below, or to such other address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party.
PGW
The General Counsel
57 Waterloo Road
Hornby
ChristchurchPO Box 292 Christchurch 8140
Facsimile: +64 3 349 6176
jdaly@pggwrightson.co.nz
With a copy to:
John Strowger
Chapman Tripp
23-29 Albert Street
Auckland
Facsimile: +64 9 357 9099
john.strowger@chapmantripp.com
Agria
The Chief Financial Officer
Agria Corporation,
Room 2104, Block B, Ping An International Financial Center,
No.1-3 South Xingyuan Road, Chaoyang District Beijing,
PRC 100027
Fax: :+86 10 84381060 Ext 8001

pgg wrightson subscription agreement
With a copy to:
Michael Pollard / Don Holborow
88 Shortland Street
Private Bag 92518
Auckland
Facsimile: +64 9 307 0331
michael.pollard@simpsongrierson.com
don.holborow@simpsongrierson.com
(b)	Agria will maintain an agent or representative in New Zealand to accept service of any document required to be served on Agria in relation to proceedings under or in connection with this agreement.

(c)	Agria appoints Simpson Grierson (c/- Michael Pollard / Don Holborow) whose address is 88 Shortland Street, Auckland as its agent for service and undertakes to notify PGW promptly of any change of address of a current agent or representative and of the name and address of any substitute agent or representative.

(d)	Any document will be sufficiently served on Agria if delivered to the most recently notified agent or representative at its notified address.
16.16	Governing Law/Jurisdiction
This agreement will be governed by, and construed in accordance with, the laws of New Zealand. The parties submit to the non-exclusive jurisdiction of the courts of New Zealand in relation to all disputes arising out of or in connection with this agreement.

pgg wrightson subscription agreement
EXECUTION

PGG Wrightson Limited by:

/s/ Director

/s/ Director

Agria Corporation by:

/s/ Tao Xie Chief Executive Officer

/s/ Yeung Kim Ting, Gary Director

pgg wrightson subscription agreement
APPENDIX 1 — CO-OPERATION AGREEMENT

Strategic Cooperation Agreement — Major Contents:
Rationale for co-operation agreement
(a) PGG Wrightson Limited (PGW) is engaged in the provision of rural services. The company’s segments comprise: rural services, including rural merchandise, irrigation and pumping services, wool procurement, warehousing, marketing and export, and livestock marketing and supply; technology services including farm consultancy and supply of seeds, grains and feed supplements; financial services including farm finance, fund management, real estate and insurance services, and corporate services including other unallocated items. PGG Wrightson Limited operates predominantly in New Zealand with some operations in Australia and Uruguay, and Argentina.
(b) Agria Corporation (Agria) is a China-based agri-solutions provider engaged in research and development, and production and sale of three different types of upstream agricultural products. The Company offers corn seeds, sheep breeding products and seedling products. Agria also has a comprehensive, lasting and stable strategic relationship with the China National Academy of Agricultural Science (CNAAS). CNAAS is the leading agricultural research agency in China for research and development of new technology initiatives in the agricultural industry. Through its relationship with CNAAS, Agria has preferential access to an extensive seed bank in China.
(c) Agria and PGW have discussed potential options for cooperation in the areas of agricultural research and development, enhanced product and service distribution and market expansion, and the establishment of a rural services joint venture in China. In order to achieve the strategic objectives of both Parties in China, New Zealand and other markets, the Parties wish to establish a long-term and close cooperative relationship via a number of options.
The goals of Agria in investing in PGW and entering into a co-operation agreement are to become the largest shareholder within PGW and through this strategic shareholding and execution of the co-operation agreement, become a leading provider of a variety of agricultural upstream products and services to meet the evolving demands of other participants in the agricultural industry and to access significant management expertise and product know how from PGW.
The goal of PGW in entering into an agreement with Agria are to provide funding to repay debt and reduce leverage to allow for future investment. The partnership between PGW and Agria provides our farmer and grower customers a linkage to the world’s largest consumer market. It further provides a significant opportunity for enhanced distribution of agricultural products and services that are core business for PGW along with access to seed research from China. There may also be opportunities for PGW to “source” from China.

Cooperation agreement
16th October 2009
The co-operation agreement will promote co-investment by Agria and PGW, allowing Agria to work alongside a proven management team with world leading experience in the agriculture sector.
Principles for cooperation
1. General
In the spirit of equality and mutual benefit, the Parties agree to enter into strategic cooperation in areas outlined in Section 3. In addition the Parties expect that other opportunities or cooperation may arise from time to time and will be addressed in the spirit of this Agreement.
The Parties acknowledge that following agreement they will commit to the significant work required to develop the principles of this Agreement into actionable business plans and delivery of tangible financial benefits.
2. Joint venture principal for operations
As an overriding principal of cooperation the parties agree that this should be through forming and operating joint ventures in and out of China. The joint venture(s) will be held in proportion to the ratio of capital contributed but in no case would one of parties to this agreement hold less than 30% unless by mutual consent. Further, both parties agree that these joint ventures may necessarily involve additional parties.
The Parties will further evaluate the types of products/services, total investment, project locations, distribution channels, ownership of intellectual property, branding and marketing, and other factors for the project.

Cooperation agreement
16th October 2009
Areas for cooperation
1. Seeds
A key focus of the co-operation agreement is to jointly develop and commercialise cultivars that Agria, PGW, and their development partners have access to internationally. This would see the licence of intellectual property held by PGW licensed in China and Internationally, and at the same time give PGW access to Chinese intellectual property.

Both PGW through its relationship with it development partners including:
•	Grasslands Innovations -(AgResearch JV Company)
•	INIA / Grasslands Innovations (Uruguay)

•	Noble Foundation — (US)

•	University of Georgia (US)
•	Endophyte Management (AgResearch — Collaboration Agreement)

•	Forage Innovations (Brassicas) — (Plant and Food JV Company)

•	Graminia JV Company -(MPBCRC — Australia)
•	Brazil — ENBRAPA

•	Uruguay — INIA

•	Argentina — University Buenos Aires / INTA
•	Nickersons (UK — Limagrain Group — France)

•	PGWS has a large number of other collaborative agreements which cover:
•	Grass / Legumes /Barley /Wheat / Maize / Soya Beans / and a number of other species in the various markets in which PGWS have operating entities (Some of these relationships could be potentially introduced to China as appropriate)
and Agria through its extensive relationship with the China National Academy of Agricultural Science (“CNAAS”) and in particular through Agria’s completion of its acquisition of a strategic shareholding of Beijing Zhong Zhong Seed Industry Co., Ltd. a Company partly owned by CNAAS to commercialise CNAAS Intellectual Property.

Cooperation agreement
16th October 2009
Both parties agree to cooperate in the commercialisation of cultivars (that they have produced collaboratively or either party already has rights or access to, that the other party could commercialise) in the various markets where they either have existing distribution channels or access to new markets and territories.
Cultivars will be made available on commercial terms that reflect the basis of the relative contribution each party has made in the overall supply chain. (refer commercialisation matrix below).
Initially, access to Chinese market may be provided through Agria’s existing operations and later through joint ventures to be formed by the Parties pursuant to Clause 1.
Both parties agree to expand CNAAS advanced technologies for development of seed cultivars in China and other territories. Agria will lead the initiative jointly with PGW in identification, development and application of such commercial opportunities.
Four Parts to commercialisation (assuming CNAAS/Agria and PGWS form “JV Co” to develop cultivars):
1.	Germ Plasam — source — China Seed Bank / PGWS (through its JV agreements)

2.	Development of Germ Plasam to commercial cultivars — via:
a.	China related — CNAAS/Agria and PGWS will carry out field programme managed by CNAAS/Agria

b.	Other markets — CNAAS/Agria and PGWS will carry out in partnership with PGWS / JV Partners / Collaborator product development / and field programmes in specific territories
3.	Rights to specific markets of jointly held IP:
a.	China — JV opportunities to develop JV Co to commercialise forage and turf varieties in China and Chinese related markets (Discuss basis for CNAAS/Agria to take product to market in own right)

b.	PGW Existing markets / relationships — PGW Licence from JV Co and distribute exclusively in existing territories

c.	CNAAS/Agria Existing markets / relationships — CNAAS/Agria Licence from JV Co and distribute exclusively in existing territories
4.	Rights to Production — (Need to agree basis of production / Territories to be agreed and definition of entity which carries out this work (JVCo / CNAAS/Agria / PGWS — will be dependent upon value / climatic and geographic conditions)

Cooperation agreement
16th October 2009
It is proposed that the following matrix will be applied on a cultivar by cultivar basis in assessment of the optimum development and commercialisation pathway:

	JV	CNAAS/Agria	PGWS

RED (Cultivar Development)

Production

Processing

Product Development (Proof of Concept)

Marketing

Sales

Logistics

Administration
2. Livestock
PGW and Agria agree that New Zealand has exceptional livestock experience and that this experience can be effectively utilised in China. The form of cooperation envisaged is for Agria to source Livestock needs in China and for PGW to fill that need through live export, from New Zealand, Uruguay, and selected markets. Agria will facilitate the development of entry access to markets for additional live exports as required
Additionally, livestock trading in China is fragmented and features an imbalance in trading: typically livestock farmers are small holders whilst the processing plants are on a relatively significant scale which has given the processors a significant advantage.
Using New Zealand’s and PGW’s technical experience with livestock auction systems both parties, through a joint venture will negotiate on a province by province basis with autonomous officials and also at a central government level to initiate reform in these markets that will address this imbalance, specifically the establishment of an auction system in China.

Cooperation agreement
16th October 2009
3. Wool trading
PGW agree to source strong wool from New Zealand, as a priority for export to China. Agria will facilitate the purchase of the strong wool for scouring and sale in China.
4. Agricultural Services and Science Development
Agria and PGW will work to develop Research Farms in China which will seek to exhibit and test specific farming practices, systems and technologies focussing on the areas of grass type, stock varieties, irrigation and animal health practices.
The parties will look to establish a working committee which will seek to actively explore opportunities through both parties respective existing depth of relationships to foster and encourage collaboration between New Zealand Agricultural based Tertiary Institutions (and other institutions with which PGW has relationships around the world) and Chinese Agricultural and Science Universities in respect of but not limited to the development of commercially focussed research and learning in areas of:
•	Animal Science (including Dairy and Livestock Production),

•	Plant science (including Pasture Management, Agronomy and Crop Science),

•	Soil Science, and

•	Biosciences
with a view to enhancing productivity in countries and areas of joint focus.
5. Finance
Agira will work with PGW Finance to provide funding lines through a third party source to enhance liquidity and development of the business. The benefit for the 3rd party provider will be access to lending expertise in the rural finance sector.

Cooperation agreement
16th October 2009
6. Rural Services — China
PGW and Agria agree that the Chinese agricultural market does not have a mature provider of rural services. Both Parties agree to develop carry out investigations in respect to the development of a rural services business in China using a joint venture model.
The services business will necessarily be different from the New Zealand based business but will draw heavily from PGW management experiences and expertise with capital being largely provided by Agria and its Chinese connections.
Agria sees this development of Rural services in China as a longer term project and will need to start in the areas of China where there has already been a level of consolidation — for example in Dongbei and Xinjiang.
The initial focus of such a joint venture will be rural merchandise, irrigation and pumping services, warehousing, marketing and export, and specialist advice. The Parties will further evaluate the types of products / services, total investment, project locations, distribution channels, ownership of intellectual property, branding and marketing, and other factors for the project.
Agria and PGW are open to the concept of introducing as partners to the Rural Services the Agricultural Bank of China & the Post Office of China (the Post office has one of the best distribution channels in China for this market)
7. Dairy Farm conversion and development
Agria and PGW both believe there is great merit to certain aspects of the business model encapsulated in the New Zealand Farming Systems Uruguay model, which is based upon a large scale dairy conversion managed by PGW. The Parties will seek to replicate such a model in other regions and countries where the business case can be proven including China with the intention that Agria will have a first call option for the purchase of produce provided that it is destined for China.
The basis for joint venture in this area will be to use PGW management to manage these developments and Chinese capital to fund the investments. Additionally, Agria will endeavour to acquire the necessary land with the PRC to apply this business model.
Outline of projects Agria has under consideration — to be discussed and developed

Cooperation agreement
16th October 2009
Further areas to be discussed between Agria and PGW include:
•	Agria secure land & finance

•	PGW and Agria conduct jointly business planning

•	PGW enters into management contracts

•	Agria secures distribution contracts

•	Outside China — Agria takes the lead in securing financing
10. Cooperation in PRC Financed Cross-Border Agricultural Investment
PGW and Agria agree to collaborate in future investment in the agricultural investment worldwide, including further investment in New Zealand and South America, through financing obtained within the PRC. Agria agrees to endeavour to solicit and obtain financing and loans from domestic PRC financial institutions for possible reinvestment abroad.
In addition PGW and Agria agree on a best endeavours basis to identify methods of securing China based investment capital to PGW Businesses (and / or PGW and Agria Joint Ventures) where such external funding may provide a competitive advantage to PGW and Agria, or specifically enable growth of a specific business unit.
Initially it is envisaged that Agria (or an associated entity) will initially invest directly into the PGW Finance business (through a convertible debt or equity instrument) with the view that Agria would seek to identify other China based investment capital in the short to medium term to co invest in the PGW Finance business

Cooperation agreement
16th October 2009
Implementation of the Cooperation
Steering Committee
The Parties shall establish a steering committee (“Steering Committee”), which shall be comprised of [six (6)] members from the senior management of each Party, including [three (3)] appointed by Agria and [three (3)] appointed by PGW. The Steering Committee shall have the overall responsibility of determining and overseeing the Parties’ cooperative projects. Meetings will in principle be held once every three (3) months in person or by telephone or video conference.
The Steering Committee shall operate by consensus and cover the following responsibilities:
(i)	approval and amendment of the annual cooperation plan;

(ii)	decisions on joint venture projects, establishment of supply relationships and bases, share participation, or any other forms of cooperation;

(iii)	preparation and coordination of the internal approval process of each Party as required to validly conclude definitive agreements between the Parties for implementation of projects set forth in (i) above as well as the application process to obtain any governmental approvals required under applicable law;

(iv)	guidance, supervision and monitoring of the work and progress of the Joint Execution Team;

(v)	any other responsibilities as the Parties may agree.
Joint Execution Team.
After the execution of this Agreement, the Parties shall immediately form a joint execution team (“Joint Execution Team”). The Joint Execution Team shall meet and communicate on a regular basis, and operate by consensus with the following responsibilities:
(i)	preparing an annual plan for the overall direction of the cooperation between the Parties and submitting the same to the Steering Committee;

(ii)	preparing a step-by-step implementation plan for the cooperation projects which may be updated from time to time and submitting the same to the Steering Committee;

Cooperation agreement
16th October 2009
(iii)	studying the feasibility of any joint venture, supply relationship, share participation, or other cooperative project;

(iv)	preparing the implementation of any joint venture, supply relationship, share participation, or other cooperative project, including preparing and negotiating definitive agreements and coordination in the approval process; and

(v)	preparing for meetings of the Steering Committee and implementing the decisions of the Steering Committee.
General Terms
Term
This Agreement shall be effective as of the date of execution by the Parties or their authorized representatives for a period of [ten (10)] years. The Agreement can be terminated early or extended through the mutual agreement of the Parties. The Parties agree to jointly review the implementation of the Agreement on a yearly basis after the execution of the Agreement and to decide whether to extend, terminate or adjust the Agreement based on results of such review.
Termination
Either Party shall be entitled to terminate this Agreement by giving to the other not less than 60 (sixty) business days prior written notice on the occurrence of any of the following events:
(a)	the other Party has materially breached any of its representations, warranties, covenants, or undertakings or any of its obligations or responsibilities under this Agreement and such breach when capable is not rectified within a period of 30 (thirty) Business Days from the date of receipt of written notice from the non defaulting Party;

(b)	the other Party becomes insolvent or bankrupt, makes a general assignment for the benefit of its creditors, or has a receiver or manager appointed over its shares or all or a substantial part of its undertaking or assets other than for the purposes of amalgamation or reorganization not involving or arising out of insolvency provided that if an order appointing a receiver or manager is passed, the same has not been vacated within 90 (ninety) Business Days; or

Cooperation agreement
16th October 2009
(c)	either Party is at any time after the effectiveness of this Agreement prevented from exercising any of its material rights under this Agreement, either shall be entitled to terminate this Agreement immediately upon written notice to the opposing Party;

(d)	the other Party (i) sells, or offers to sell, a material portion of its assets, or (ii) sells or exchanges, or offers to sell or exchange, or causes to be sold or exchanged, a sufficient amount of its stock that effects a change in the control of such Party;
The termination of this Agreement shall not affect the definitive agreements entered into between the Parties relating to specific joint projects or otherwise, except as may be provided in such agreements.
11. Dispute resolution
All disputes, controversies or differences which may arise between the Parties out of or in relation to or in connection with this agreement shall be finally settled by arbitration conducted with the Hong Kong International Arbitration Centre (“HKIAC”) in Chinese and English in accordance with the UNCITRAL Rules as are in force at the time. The arbitral tribunal shall be composed of three (3) arbitrators. Each Party shall appoint one arbitrator, and the chairman of HKIAC shall appoint a third arbitrator. HKIAC’s arbitral award is final and binding on the Parties and the Parties agree to be bound by the arbitral award and act in accordance with the arbitral award.
The costs of arbitration shall, in principle, be borne by the Party or Parties whose arbitration claims are not supported, but the arbitral tribunal may apportion costs amongst the Parties in accordance with the arbitration rules.